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Sarah K. Solum

Davis Polk & Wardwell LLP	650 752 2011 tel
1600 El Camino Real	650 752 3611 fax
Menlo Park, CA 94025	sarah.solum@davispolk.com

November 13, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Perry J. Hindin

Re:	Pivotal Software, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed on November 4, 2019
File No. 001-38460

Amendment No. 1 to Schedule 13E-3
Filed on November 4, 2019
File No. 005-90452

Ladies and Gentlemen:

On behalf of our client, Pivotal Software, Inc. (“Pivotal”), we are submitting this letter in response to oral comments from the Staff (the “Staff”) of the Securities and Exchange Commission communicated by telephone on November 8, 2019 relating to Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (as amended, the “Proxy Statement”), filed on November 4, 2019, and Amendment No. 1 to the Schedule 13E-3 (as amended, the “Schedule 13E-3”), filed on November 4, 2019. In response to the Staff’s oral comments, Pivotal intends to include additional disclosures in the Company’s definitive proxy statement on Schedule 14A pursuant to the proposals set forth in this response letter. Attached as Exhibit A hereto is a changed pages only markup showing the proposed changes to the Proxy Statement.

For ease of review, the oral comments of the Staff have been reproduced herein in summary form. Unless we note otherwise, our references to prior comments are to comments received from the Staff by letter dated October 24, 2019 (the “Comment Letter”). All page references in the responses are to the Proxy Statement and Schedule 13E-3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Proxy Statement and Schedule 13E-3.

We represent Pivotal only. To the extent any response relates to information concerning any of the persons filing the referenced Schedule 13E-3 (together with Pivotal, the “Filing Persons”), such response is included in this letter based on information provided to Pivotal and us by such other entities or persons or their respective representatives.

November 13, 2019

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1.              We note the response to comment no. 3 of the Comment Letter. Please expand the disclosure to include a summary of the preliminary financial analysis of Pivotal provided by Lazard that meets the requirements of Item 1015 of Regulation M-A.

Response: We respectfully advise the Staff that the disclosure on page 27 will be revised to address the Staff’s comment as marked on Exhibit A.

2.              We note the response to comment no. 4 of the Comment Letter. Please expand the disclosure to include summaries of Morgan Stanley’s presentations at the August 5 and August 8 meetings of the Pivotal Special Committee that meet the requirements of Item 1015 of Regulation M-A.

Response: We respectfully advise the Staff that the disclosure on pages 29 and 31 will be revised to address the Staff’s comment as marked on Exhibit A.

3.              We note the response to comment no. 5 of the Comment Letter. Please revise the disclosure to clarify the factors considered by the Pivotal Board regarding its determination of fairness of the merger to the unaffiliated security holders of Pivotal.

Response: We respectfully advise the Staff that the disclosure on page 43 will be revised to address the Staff’s comment as marked on Exhibit A.

4.              We note the responses to comments nos. 11 and 12 of the Comment Letter. Please consider expanding the disclosure to incorporate the substance of the responses or please advise.

Response: We respectfully advise the Staff that the disclosure on page 49 will be revised to address the Staff’s comment as marked on Exhibit A.

5.              We note the response to comment no. 13 of the Comment Letter. Please expand the disclosure to explain why the analyses summarized under the headings “Premiums Paid Analysis,” “Historical Trading Range Analysis” and “Equity Research Analysts’ Price Target Analysis” on pages 50 and 51 were not “components of Morgan Stanley’s fairness analysis,” and why these analyses were presented to the Pivotal Special Committee for reference only.

Response: We respectfully advise the Staff that the disclosure on pages 50 and 51 will be revised to address the Staff’s comment as marked on Exhibit A.

6.              We note the response to comment no. 15 of the Comment Letter. Please explain why the sentences that refer to assumptions under the heading “Premiums Paid Analysis” were removed.

Response: We respectfully advise the Staff that the sentences that refer to assumptions under this heading were removed because the premiums paid analysis concerns selected historical transactions and so in hindsight those sentences were inapplicable to the analysis summarized under this heading.

2

November 13, 2019

7.              We note the response to comment no. 16 of the Comment Letter. Please revise the disclosure to provide additional information on the assumptions so that investors may properly evaluate Morgan Stanley’s analyses.

Response: We respectfully advise the Staff that the disclosure on page 51 will be revised to address the Staff’s comment as marked on Exhibit A.

8.              We note the response to comment no. 20 of the Comment Letter. Please revise the disclosure to provide additional information on the assumptions so that investors may properly evaluate Goldman Sachs’ analyses.

Response: We respectfully advise the Staff that the disclosure on page 74 will be revised to address the Staff’s comment as marked on Exhibit A.

9.              We note the response to comment no. 23 of the Comment Letter. Please expand the disclosure on pages 88 through 92 to address Item 1014(c) of Regulation M-A.

Response: We respectfully advise the Staff that the disclosure on page 92 will be revised to address the Staff’s comment as marked on Exhibit A.

3

November 13, 2019

********************************************

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (650) 752-2011 or sarah.solum@davispolk.com or Bryan M. Quinn at (650) 752-2081 or bryan.quinn@davispolk.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Sarah K. Solum

Sarah K. Solum

cc:	Andrew M. Cohen, General Counsel and Corporate Secretary, Pivotal Software, Inc.
Christopher Ing, Associate General Counsel, Pivotal Software, Inc.
Amy Fliegelman Olli, Senior Vice President and General Counsel, VMware, Inc.
Robert L. Potts, Senior Vice President, Corporate Securities & Finance Counsel and Assistant Secretary, Dell Technologies Inc.
Alan F. Denenberg, Partner, Davis Polk & Wardwell LLP
Tad J. Freese, Partner, Latham & Watkins LLP
Mark M. Bekheit, Partner, Latham & Watkins LLP
Martin W. Korman, Partner, Wilson Sonsini Goodrich & Rosati Professional Corporation
Todd Cleary, Partner, Wilson Sonsini Goodrich & Rosati Professional Corporation
Ethan Lutske, Partner, Wilson Sonsini Goodrich & Rosati Professional Corporation
Barbara L. Becker, Partner, Gibson, Dunn & Crutcher LLP
Saee M. Muzumdar, Partner, Gibson, Dunn & Crutcher LLP
William R. Dougherty, Partner, Simpson Thacher & Bartlett LLP
Atif I. Azher, Partner, Simpson Thacher & Bartlett LLP
Naveed Anwar, Partner, Simpson Thacher & Bartlett LLP

Via electronic mail.

4

Exhibit A

Proposed Markup

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 14A Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No. 1) Filed by the Registrant IX Filed by a Party other than the Registrant D Check the appropriate box: IX D D D D Preliminary Proxy Statement Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)) Definitive Proxy Statement Definitive Additional Materials Soliciting Material under §240.14a-12 Pivotal Software, Inc. (Name of Registrant as Specified In Its Charter) (Name of Person(s) Filing Proxy Statement, if other than the Registrant) Payment of Filing Fee (Check the appropriate box): D IX No fee required. Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11. (1) Title of each class of securities to which transaction applies: Class A common stock, par value $0.01 per share (the ‘‘Class A common stock’’), of Pivotal Software, Inc. (‘‘Pivotal’’) and Class B common stock, par value $0.01 per share (the ‘‘Class B common stock’’), of Pivotal. (2) Aggregate number of securities to which transaction applies: As of October 15, 2019, (a) 104,637,970 shares of Class A common stock issued and outstanding (to be cancelled in exchange for a cash payment of $15.00 per share), (b) 131,306,110 shares of Class B common stock issued and outstanding (excluding the shares of Class B common stock beneficially owned by VMware, Inc. (‘‘VMware’’)), which are convertible into an equal number of shares of Class A common stock (each share of Class B common stock to be exchanged for 0.0550 of a share of Class B common stock of VMware, par value $0.01 per share), (c) 23,666,601 shares of Class A common stock underlying outstanding options that are vested or outstanding options held by non-employee directors of Pivotal, in each case with an exercise price less than $15.00 per share (to be cancelled in exchange for a cash payment of $15.00 per share less the applicable exercise price (the ‘‘cashed-out options’’)), (d) 8,863,611 shares of Class A common stock underlying outstanding and unvested options after the merger with an exercise price less than $15.00 per share (which, if held by continuing employees after the merger (as defined in the merger agreement), will be substituted with options (the ‘‘substituted options’’) to purchase shares of Class A common stock of VMware, par value $0.01 per share (the ‘‘VMware Class A common stock’’)), (e) 41,007 shares of Class A common stock underlying outstanding and vested restricted stock units (‘‘RSUs’’) and outstanding and unvested RSUs held by non-employee directors of Pivotal (to be cancelled in exchange for a cash payment of $15.00 per RSU (the ‘‘cashed-out RSUs’’)), (f) 15,922,544 shares of Class A common stock underlying outstanding and unvested RSUs (which, if held by continuing employees after the merger (as defined in the merger agreement), will be substituted with RSUs for shares of VMware Class A common stock (the ‘‘substituted RSUs’’)) and (g) a maximum of 1,040,000 shares of Class A common stock underlying outstanding purchase rights under Pivotal’s 2018 Employee Stock Purchase Plan (the ‘‘ESPP purchase rights’’). (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Solely for the purpose of calculating the filing fee, the aggregate value of the transaction was calculated based on the sum of (a) 104,637,970 shares of Class A common stock issued and outstanding multiplied by $15.00, (b) 131,306,110 shares of Class B common stock issued and outstanding, which are convertible into an equal number of shares of Class A common stock, multiplied by $14.98, which is the average of the high and low prices for shares of the Class A common stock as reported on the New York Stock Exchange on October 28, 2019, calculated in accordance with Exchange Act Rule 0-11(c)(1)(i), (c) 23,666,601 cashed-out options multiplied by $7.46 (which is the difference between $15.00 and $7.54, the weighted average per share exercise price of such options), (d) 8,863,611 substituted options multiplied by $5.28 (which is the difference between $15.00 and $9.72, the weighted average per share exercise price of such options), (e) 41,007 cashed-out RSUs multiplied by $15.00, (f) 15,922,544 substituted RSUs multiplied by $15.00 and (g) 1,040,000 ESPP purchase rights multiplied by $15.00. In accordance with Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.0001298 by the sum of the preceding sentence. (4) Proposed maximum aggregate value of transaction: $4,014,941,052.34 (5) Total fee paid: $521,139.35 (includes $512,813.49 paid on October 10, 2019 and $8,325.86 paid on November 4, 2019) D IX Fee paid previously with preliminary materials. Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. (1) Amount Previously Paid: $512,813.49 (2) Form, Schedule or Registration Statement No.: Schedule 14A (3) Filing Party: Pivotal Software, Inc. (4) Date Filed: October 10, 2019 Pivotal Proposed Markup 11.13.19

On each of July 11, 2019 and July 18, 2019, the VMware Special Committee met with representatives of Lazard and Gibson Dunn to further discuss, among other things, a potential acquisition of Pivotal. On July 15, 2019, the Pivotal Special Committee held a telephonic meeting, at which representatives of Pivotal management, Latham & Watkins and Morgan Stanley were present, to discuss the status of the potential transaction, specifically in connection with VMware’s due diligence requests and progress to date. After discussion, the Pivotal Special Committee determined not to contact other companies that might have an interest in acquiring Pivotal at that time. Over the course of the following week, there were several exchanges between the parties and their advisors about the due diligence requests, requests for clarification and prioritization. Pivotal responded to the VMware due diligence requests and additional due diligence meetings were held on July 19, 2019 to address the follow-up questions from VMware. Due diligence continued throughout the process. On July 25, 2019, the VMware Special Committee met telephonically with representatives of VMware management, Wilson Sonsini, Lazard and Gibson Dunn to discuss, among other things, management’s further refined views regarding the strategic rationale for acquiring Pivotal and the associated considerations thereof. Gibson Dunn again reviewed with the members of the VMware Special Committee their fiduciary duties in the context of evaluating a potential transaction with Pivotal and further discussed VMware’s intention that any transaction would include a non-waivable condition that the transaction be approved by (i) the Pivotal Special Committee and (ii) the holders of a majority of Pivotal capital stock unaffiliated with Dell and VMware. Representatives of Lazard discussed key observations and takeaways from due diligence to date and a preliminary financial analysis of Pivotal. During the course of such discussion, the VMware Special Committee discussed potential structures for the acquisition of Pivotal, including a cash premium acquisition for the shares of Class A common stock and an exchange of shares of Class B common stock held by Dell for shares of VMware Class B common stock using an exchange ratio based upon the unaffected market price of the Class A common stock and VMware’s Class A common stock. On July 29, 2019, the Pivotal Special Committee held a telephonic meeting, at which representatives of Pivotal management, Latham & Watkins and Morgan Stanley were present, to discuss the status of due diligence regarding the potential transaction. Representatives of Pivotal management provided an update on the status of VMware’s due diligence, noting that the preliminary due diligence process was substantially complete. The Pivotal Special Committee again discussed and determined not to contact other companies that might have an interest in acquiring Pivotal based on its consideration of the risk and dynamics inherent in a wider sale process, noting instead that if an agreement were reached with VMware, the Pivotal Special Committee would request including a ‘‘go-shop’’ provision such that Pivotal could solicit interest from other potential acquirers following entry into a definitive agreement with VMware. On July 30, 2019, the VMware Special Committee met telephonically with representatives of VMware management, Wilson Sonsini, Lazard and Gibson Dunn to discuss, among other things, a potential integration and organizational approach with respect to Pivotal in order to align research and development teams, as well as sales, marketing and services to minimize business disruption and ensure an accelerated value capture from synergies through one go-to-market approach. The VMware Special Committee also discussed with VMware management a communications plan to educate key stakeholders on the benefits of a Pivotal transaction to VMware and its stockholders and to engage, align and inspire employees. In connection with such discussion, VMware management outlined the confirmatory due diligence that would need to be completed as well as a potential timeline to completion should the VMware Special Committee choose to move forward with a Pivotal transaction and make an offer to Pivotal. Representatives of Lazard discussed a preliminary financial analysis of Pivotal focusing on potential initial offer prices for the shares of Class A common stock, assuming an 27 Insert Rider 27B Insert Rider 27A then discussed conveying the initial offer of $13.75 in cash per share of Class A common stock to Pivotal’s Special Committee and noted the importance of conveying that: (1) the merger would be predicated on the affirmative vote by the holders of a majority of Pivotal common stock unaffiliated with Dell and VMware, which condition was non-waivable, (2) the offer would be contingent on Dell’s acceptance of a support agreement regarding the conversion of the shares of Class B common stock held by Dell for shares of VMware, the details of which had not yet been negotiated but such conversion would be at an implied value per share less than the cash being offered to holders of the shares of Class A common stock, (3) the offer would be contingent on approval of the Pivotal Special Committee and (4) the VMware Special Committee would seek support of the transaction from Ford and a commitment to vote its shares in favor of the transaction. The VMware Special Committee determined that Ms. Dykstra should convey such offer to the Pivotal Special Committee. On August 4, 2019, Ms. Dykstra called Ms. Lankton to relay a verbal offer of $13.75 in cash per share for the Class A common stock and the key terms thereof, including that the proposal would be subject to approval by (i) the Pivotal Special Committee and (ii) a vote of the holders of a majority of the Pivotal capital stock unaffiliated with Dell and VMware, which condition was non-waivable. Ms. Dykstra also indicated that the offer was subject to completion of due diligence. Later on August 4, 2019, the Pivotal Special Committee held a telephonic meeting, with representatives of Pivotal management, Morgan Stanley and Latham & Watkins present, at which Ms. Lankton summarized the offer presented by Ms. Dykstra during their call. On August 5, 2019, the Pivotal Special Committee held a telephonic meeting, with representatives of Pivotal management, Morgan Stanley and Latham & Watkins present, to discuss the status of the potential transaction and Ms. Lankton’s discussion with Ms. Dykstra. Representatives of Morgan Stanley gave a presentation during this meeting and discussed with the Pivotal Special Committee a preliminary financial analysis of VMware’s offer. Representatives of Latham & Watkins then gave a presentation to the Pivotal Special Committee on its fiduciary duties and responsibilities in connection with evaluating the offer from VMware. Following those presentations, the Pivotal Special Committee discussed Pivotal’s go-forward strategy in negotiations and the appropriate response to VMware’s initial offer. Following discussion, the Pivotal Special Committee determined that it would not be willing to proceed with a potential transaction at the price per share of Class A common stock proposed by VMware and that Ms. Lankton should respond to Ms. Dykstra with a counter-offer of $16.50 in cash per share of Class A common stock, which would represent a 10% premium to the price per share of Class A common stock in Pivotal’s initial public offering. The Pivotal Special Committee also discussed various potential contract terms as part of negotiations with VMware and determined that Pivotal should request a ‘‘go-shop’’ provision as part of its response to VMware. During this time the due diligence process continued. On August 6, 2019, Ms. Lankton communicated to Ms. Dykstra Pivotal’s counter-offer of $16.50 in cash per share of Class A common stock and the request for inclusion of a ‘‘go-shop’’ provision in the potential merger agreement. Ms. Lankton and Ms. Dykstra also discussed process and the finalization of VMware’s due diligence process. Following that conversation, the Pivotal Special Committee held a telephonic meeting, with representatives of Pivotal management, Morgan Stanley and Latham & Watkins present, during which Ms. Lankton provided an update on her conversation with Ms. Dykstra. Also on August 6, 2019, the VMware Special Committee met with representatives of Lazard and Gibson Dunn to discuss Pivotal’s counteroffer. Following discussion, the VMware Special Committee determined to raise its offer to $14.25 in cash per share of Class A common stock and reject the request for inclusion of a ‘‘go-shop’’ provision in the potential merger agreement. At the VMware Special Committee’s direction, Ms. Dykstra then called Ms. Lankton and conveyed the revised offer approved by the VMware Special Committee and the VMware Special Committee’s position that it would not be willing to accept a ‘‘go-shop’’ provision as part of the potential transaction. 29 Insert Rider 29

The Pivotal Special Committee held a telephonic meeting on August 8, 2019, with representatives of Pivotal management, Morgan Stanley and Latham & Watkins present, to discuss the conversation between representatives of Morgan Stanley and Lazard earlier in the day. During the meeting, the Pivotal Special Committee discussed strategies for finishing due diligence and final price negotiations. On August 9, 2019, Gibson Dunn sent an initial draft of the merger agreement to Latham & Watkins. Representatives of Gibson Dunn also communicated to representatives of Latham & Watkins that, upon receipt of a proposal to acquire shares of Class B common stock held by Dell, Dell may need to file an amendment to its Schedule 13D in respect of its ownership of VMware common stock, which would likely include the status of negotiations between the parties. Steps were also taken on this day by representatives of Pivotal and VMware to finalize due diligence requests and responses. The draft of the merger agreement provided, among other things, that approval of the potential acquisition would be conditioned on the approval of the holders of a majority of the outstanding Class A common stock not owned by VMware or its affiliates, including Dell and EMC Corporation, but did not provide for a ‘‘go-shop’’ provision. The merger agreement also included a termination fee, payable under various circumstances specified in the merger agreement, including if the merger agreement was terminated in favor of a superior proposal, but did not include an amount for such a fee. On August 11, 2019, the VMware Special Committee met telephonically with representatives of Lazard and Gibson Dunn and discussed potential exchange ratios to propose to Dell regarding the exchange of shares of Class B common stock held by Dell for VMware common stock. The VMware Special Committee discussed potential exchange ratios based on volume weighted average prices of VMware common stock and Pivotal common stock across various measurement periods, as well as whether to offer Dell shares of VMware Class A common stock or VMware Class B common stock in respect of shares of Class B common stock held by Dell. Following such discussion, the VMware Special Committee determined to propose an exchange ratio of 0.0550 of a share of VMware Class A common stock for each share of Class B common stock of Pivotal owned by Dell. Representatives of Gibson Dunn reviewed with the VMware Special Committee a draft of the support agreement and discussed whether to condition the issuance of VMware common stock to Dell on the prior affirmative vote of a majority of the VMware capital stock unaffiliated with Dell and its affiliates. The VMware Special Committee noted that it would offer VMware Class A common stock and propose a majority of the minority voting condition, but noted that it may be prepared to negotiate those points with Dell in return for favorable economic terms. Following discussion, the VMware Special Committee directed representatives of Lazard, subject to final approval by the chair of the VMware Special Committee following the close of trading on August 12, 2019, to communicate the proposal to representatives of Goldman Sachs on August 13, 2019 with a draft of the proposed Dell support agreement to follow. Representatives of Lazard also provided an update on due diligence noting that Pivotal’s updated expectations for its recently completed financial quarter showed revenue and operating profits higher than previously communicated. During the week of August 12, 2019, members of Pivotal’s management held a series of due diligence calls with representatives of VMware relating to various aspects of Pivotal’s business, including with respect to intellectual property, litigation, commercial and employee matters. Latham & Watkins and Davis Polk conferred with the Pivotal Special Committee, representatives of Morgan Stanley and Pivotal management to revise the terms of the draft merger agreement. On August 13, 2019, the Pivotal Special Committee executed an engagement letter with Morgan Stanley to act as its financial advisor in connection with the proposed sale of all or substantially all of the business or assets or all or a majority of the equity of Pivotal. On August 13, 2019, following final approval of the chair of the VMware Special Committee, representatives of Lazard communicated the proposed exchange ratio of 0.0550 to representatives of Goldman Sachs and the draft support agreement was then shared with Dell. In addition, 31 Insert Rider 31

The foregoing discussion of the factors considered by the Pivotal Board is not intended to be exhaustive, but rather includes the material factors considered by the Pivotal Board. In reaching its decision to approve the merger agreement and deem the merger agreement, the merger and the other transactions contemplated by the merger agreement to be advisable, fair to, and in the best interests of, Pivotal and its stockholders, the Pivotal Board did not quantify or assign any relative weights to the factors considered and individual directors may have given different weights to different factors. The Pivotal Board based its recommendation on the totality of the information made available to the Pivotal Board. As discussed above, the Pivotal Special Committee and the Pivotal Board determined that the merger is procedurally and substantively fair to the unaffiliated security holders. In the course of reaching their respective determinations, the Pivotal Special Committee and the Pivotal Board considered that the consummation of the merger is conditioned, among other things, on the approval of the holders of at least a majority of the outstanding shares of Class A common stock not owned by VMware or any of its affiliates, including Dell Technologies Inc. and EMC Equity Assets LLC (the ‘‘majority of the minority condition’’). The Pivotal Special Committee and the Pivotal Board considered that Pivotal’s directors and officers, who are deemed under SEC rules to be affiliates of Pivotal, are able to vote their shares of Class A common stock in support of the approval of the merger agreement as part of the majority of the minority condition so long as such directors and officers are not affiliates of VMware (the ‘‘unaffiliated Pivotal directors and officers’’). The Pivotal Special Committee and the Pivotal Board believe that the interests of the unaffiliated Pivotal directors and officers are aligned with those of the unaffiliated security holders of Pivotal. Following the merger, the unaffiliated Pivotal directors and officers will not retain any equity interest in Pivotal. None of the unaffiliated Pivotal directors and officers will be a director of Pivotal or VMware following the merger. In addition, as of October 15, 2019, the unaffiliated Pivotal directors and officers hold approximately 0.4% of the outstanding shares of Class A common stock. Accordingly, the Pivotal Special Committee and the Pivotal Board each believes that while the majority of the minority condition does not provide for approval of at least a majority of Pivotal’s unaffiliated shares (as defined in Rule 13e-3 under the Exchange Act), the majority of the minority condition provides an important procedural safeguard for the approval of the merger. In the course of reaching its decision, the Pivotal Special Committee and the Pivotal Board did not consider the liquidation value of Pivotal’s assets because they consider Pivotal to be a viable going concern business where value is derived from cash flows generated from its continuing operations. In addition, they believed that the value of Pivotal’s assets that might be realized in a liquidation would be significantly less than its going concern value. Further, the Pivotal Special Committee and the Pivotal Board did not consider Pivotal’s net book value, which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of Pivotal as a going concern but rather is indicative of historical costs. Pivotal’s net book value per share of Class A common stock as of August 2, 2019 was $4.83, which is substantially below the Class A merger consideration of $15.00 per share in cash. In addition, the Pivotal Special Committee and the Pivotal Board did not consider the prices paid by Pivotal, VMware or Dell for past purchases of the Class A common stock because Pivotal has not repurchased any shares of its Class A common stock in the past two years, and the most recent purchases of Pivotal capital stock made by VMware and Dell were in May 2016 for Series C-1 preferred stock of Pivotal (which was converted into Class B common stock in connection with Pivotal’s IPO). The Pivotal Special Committee and the Pivotal Board were not aware of any firm offer during the past two years by any person, other than VMware, for the merger or consolidation of Pivotal with or into another company, the sale or other transfer of all or any substantial part of the assets of Pivotal or a purchase of Pivotal’s securities that would enable the holder to exercise control of Pivotal. There are no material U.S. federal tax consequences to Pivotal in connection with the merger. 43 security holders The after considering the variety of factors described or referenced above under the heading "—The Pivotal Special Committee" starting on page 37 and under the heading "—The Pivotal Board" starting on page 41 debt (current) as of August 2, 2019 and the discounted tax attributes, and then divided the resulting implied total equity values by Pivotal's fully diluted capitalization.

Based on the fully diluted capitalization of Pivotal as of August 2, 2019 provided to Morgan Stanley by Pivotal's management, Morgan Stanley calculated the estimated implied value per share of Class A common stock as follows:

Insert Rider 49A

Projections Scenario	Implied Value Per Share of Class A Common Stock
Street Case	$7.76 - $10.61
Low Case	$5.94 - $8.17
Base Case	$9.69 - $13.36
High Case	$13.26 - $18.91

Precedent Transaction Analysis

Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms of selected transactions that share some characteristics with the merger. Morgan Stanley compared publicly available statistics for selected software transactions that were announced since 2011 with an aggregate value of more than $1 billion and projected revenue growth of less than 20% for the 12-month period following the transaction announcement date ("NTM Revenue"), in each case based on publicly available financial data and Wall Street research reports, and which were selected by Morgan Stanley using its professional judgement and experience.

Morgan Stanley reviewed the transactions above for, among other things, the ratio of the aggregate value of each transaction to each target company's NTM Revenue. The results of this review are set forth below:

Acquirer	Target	AV / NTM Revenue
International Business Machines Corporation	Red Hat, Inc.	9.4x
SAP SE	Callidus Software Inc.	8.3x
Hellman & Friedman LLC	Ultimate Software Group, Inc.	8.0x
Silver Lake Partners IV, L.P.	SolarWinds, Inc.	7.8x
SAP America, Inc.	Ariba, Inc.	7.4x
Vista Equity Partners	Apptio, Inc.	7.0x
Thoma Bravo LLC	Ellie Mae, Inc.	6.7x
Vista Equity Partners	Cvent, Inc.	6.5x
SS&C Technologies Holdings, Inc.	Advent Software, Inc.	6.4x
Oracle Corporation	Responsys, Inc.	6.3x
Oracle Corporation	RightNow Technologies, Inc.	6.1x
Vista Equity Partners	Solera Holdings, Inc.	4.6x
Permira Advisers LLC	Informatica Corporation	4.3x
Broadcom Inc.	CA, Inc.	4.3x
Vista Equity Partners	TIBCO Software Inc.	3.9x
Vista Equity Partners	Infoblox Inc.	3.6x
Thoma Bravo LLC	Qlik Technologies Inc.	3.5x
Thoma Bravo LLC	Riverbed Technology, Inc.	3.2x
Avast Software s.r.o.	AVG Technologies N.V.	3.0x
Bain Capital, LLC	BMC Software, Inc.	3.0x
Dell Inc.	Quest Software, Inc.	2.5x

Insert Rider 49B

Based on its analysis of the relevant metrics and time frame for each of the transactions listed above, Morgan Stanley selected, based upon its professional judgment and experience, representative ranges of NTM Revenue multiples of such transactions for the Street Case and each management case and

49

applied these ranges to derive implied values per share of Class A common stock, based on the fully diluted capitalization of Pivotal as of August 2, 2019 provided to Morgan Stanley by Pivotal management. The following table summarizes Morgan Stanley's analysis:

Projections Scenario	NTM Revenue Multiple Range	Implied Value Per Share of Class A Common Stock
Street Case	3.5x - 4.5x	$12.29 - $14.81
Low Case	2.5x - 3.3x	$9.55 - $11.38
Base Case	3.5x - 4.5x	$12.46 - $15.03
High Case	4.5x - 6.0x	$15.47 - $19.48

No company or transaction utilized in the precedent transaction analysis is identical to Pivotal or the merger. In evaluating the selected precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Pivotal. These include, among other things, the impact of competition on Pivotal's business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Pivotal and its industry, and in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared. The fact that points in the range of implied present value per share of Class A common stock derived from the valuation of precedent transactions were less than or greater than the Class A merger consideration is not necessarily dispositive in connection with Morgan Stanley's analysis of the Class A merger consideration, but is one of many factors Morgan Stanley considered.

Other Information

Morgan Stanley observed additional factors that were not considered part of Morgan Stanley's financial analysis with respect to its opinion, but which were noted as reference data for the Pivotal Special Committee, including the following information described under the sections titled "Premiums Paid Analysis," "Historical Trading Range Analysis" and "Equity Research Analysts' Price Target Analysis."

Premiums Paid Analysis

For the reference of the Pivotal Special Committee only, and not as a component of its fairness analysis, Morgan Stanley considered, based on publicly available transaction information, the premiums paid in selected technology transactions (which comprised substantially all cash acquisitions of United States publicly traded companies with an aggregate enterprise value of over $1 billion in the technology sector since 2013). ← Insert Rider 50

Morgan Stanley measured the premiums paid in the transactions described above over the mean of the closing price of the target company's stock for the 30 trading days preceding the public announcement of the applicable transaction or prior to the share price of the target company being affected by acquisition rumors or similar merger-related news (the "30-Day Premium"). Morgan Stanley determined that, with respect to all such transactions, the top quartile mean, the second quartile mean, the overall median, the third quartile mean and the fourth quartile mean 30-Day Premiums were 56%, 44%, 38%, 30% and 18%, respectively. Based on the results of this analysis and its professional judgment and experience, Morgan Stanley applied a range of 20% to 50% to Pivotal's 30-Day Premium for the 30-trading day period ended on the Last Unaffected Trading Date resulting in an implied price per share range of $11.67 to $14.59, based on the fully diluted capitalization information as of August 2, 2019 provided to Morgan Stanley by Pivotal management. Morgan Stanley also noted that the Class A merger consideration under the merger agreement implied an 81% premium to the closing price for shares of Class A common stock on the Last Unaffected Trading Date.

No company or transaction utilized in the premiums paid analysis is identical to Pivotal or the merger.

50

Historical Trading Range Analysis For the reference of the Pivotal Special Committee only, and not as a component of its fairness analysis, Morgan Stanley reviewed the high and low closing prices for shares of Class A common stock for (i) the last 30 trading days ending on the Last Unaffected Trading Date, noting the daily closing price per share of Class A common stock ranged from $8.30 to $10.81 during this period; (ii) the last 90 trading days ending on the Last Unaffected Trading Date, noting the daily closing price per share of Class A common stock ranged from $8.30 to $21.94 during this period and (iii) the last 52 weeks ending on the Last Unaffected Trading Date, noting the daily closing price per share of Class A common stock ranged from $8.30 to $28.85 during this period. Equity Research Analysts’ Price Target Analysis For the reference of the Pivotal Special Committee only, and not as a component of its fairness analysis, Morgan Stanley reviewed the future public trading price targets for shares of Class A common stock prepared and published by equity research analysts prior to the Last Unaffected Trading Date. These one-year forward targets reflected each analyst’s estimate of the future public market trading price of the Class A common stock. The range of analyst price targets per share for the Class A common stock discounted for one year at a rate of 10.0%, such discount rate selected by Morgan Stanley upon the application of its professional judgment to reflect its estimate of Pivotal’s cost of equity, was $13.19 to $17.28 per share as of the Last Unaffected Trading Date, based on the fully diluted capitalization of Pivotal as of August 2, 2019 provided to Morgan Stanley by Pivotal management. The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Class A common stock, and these estimates are subject to uncertainties, including Pivotal’s future financial performance and future financial market conditions. General In connection with the review of the merger by the Pivotal Special Committee, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Pivotal. In performing its analyses, Morgan Stanley made numerous assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, which are beyond the control of Pivotal. These include, among other things, the impact of competition on the business of Pivotal and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Pivotal and the industry, and in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the Class A merger consideration to be received by the holders of Class A common stock (other than holders of excluded Class A shares or dissenting shares), and in 51 Insert Rider 51C Insert Rider 51B Insert Rider 51A

be used and relied upon by Goldman Sachs in connection with the preparation of the Goldman Sachs Presentations and the performance of the analyses set forth therein, and (ii) any financial projections, other estimates and/or other forward-looking information obtained by Goldman Sachs from public sources, data suppliers and other third parties, Goldman Sachs assumed that such information was reasonable and reliable. Goldman Sachs expressed no view as to any of the foregoing analyses, projections or forecasts or the assumptions on which they were based, and the management of Dell confirmed that Goldman Sachs could rely upon such analyses, projections, assumptions and forecasts when preparing the Goldman Sachs Presentations and in rendering the analysis set forth therein. Goldman Sachs, with the consent of Dell, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof; accordingly, Goldman Sachs relied on the assessments made by the management of Dell and advisors to Dell with respect to such issues. The matters considered by Goldman Sachs in their financial analyses and reflected in the Goldman Sachs Presentations were necessarily based on various assumptions, including assumptions concerning general business, economic and capital markets conditions and industry-specific and company-specific factors as in effect on, and information made available to Goldman Sachs as of the date of such Goldman Sachs Presentation. Many such conditions are beyond the control of Dell, Pivotal, VMware and Goldman Sachs. Accordingly, the analyses included in the Goldman Sachs Presentations are inherently subject to uncertainty, and neither of Goldman Sachs nor any other person assumes responsibility if future results are different from those forecasted. Furthermore, it should be understood that subsequent developments may affect the views expressed in the Goldman Sachs Presentations and that Goldman Sachs does not have any obligation to update, revise or reaffirm its financial analyses or the Goldman Sachs Presentations based on circumstances, developments or events occurring after the date of such Goldman Sachs Presentation. With respect to the financial analyses performed by Goldman Sachs in the Goldman Sachs Presentations: (a) such financial analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses and (b) such financial analyses do not purport to be appraisals or to reflect the prices at which shares or other securities or financial instruments of or relating to the common stock, the VMware Class A common stock or the VMware Class B common stock may trade or otherwise be transferable at any time. The Goldman Sachs Presentations should not be viewed as a recommendation with respect to any matter pertaining to the transactions contemplated by the merger agreement. The terms of the transactions contemplated by the merger agreement, including the merger consideration, were determined solely through negotiations between the parties to the merger agreement. The Goldman Sachs Presentations did not address the relative merits of the transactions contemplated by the merger agreement or any other transactions contemplated in connection with the transactions contemplated by the merger agreement compared to other business strategies or transactions that may have been considered by the Dell Board. The following is a summary of the material financial analyses contained in the Goldman Sachs Presentations, which is qualified in its entirety by the full text of the Goldman Sachs Presentations. The following summary does not, however, purport to be a complete description of the financial analyses or data presented by Goldman Sachs, nor does the order of analyses or presentations represent relative importance or weight given to those analyses or presentations by Goldman Sachs. The Goldman Sachs Presentations were supplemented by Goldman Sachs’s oral discussion, the nature and substance of which is summarized herein. Considering the summaries set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying these analyses, could create a misleading or incomplete view of the Goldman Sachs Presentations. 74 Insert Rider 74 qualifications and limitations set forth in its opinion, the merger consideration to be paid by VMware in the merger was fair, from a financial point of view, to VMware. The Buyer Group did not consider Lazard’s fairness opinion in making its determination as to the fairness of the merger consideration to Pivotal’s unaffiliated stockholders. Further, as more fully described in ‘‘—Opinion and Materials of Financial Advisor to Dell (Moelis & Company),’’ Moelis & Company provided financial advice to the Dell Board and the Denali Board in connection with the merger, and on August 21, 2019, rendered an oral opinion to the Dell Board confirmed by the delivery of a written opinion dated August 21, 2019, addressed to the Dell Board and the Denali Board that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the written opinion, the transaction was fair, from a financial point of view, to Dell and Denali. The Buyer Group did not consider Moelis & Company’s fairness opinion in making its determination as to the fairness of the merger consideration to Pivotal’s unaffiliated stockholders. In making their determination as to the substantive fairness of the merger to Pivotal’s unaffiliated stockholders, the Buyer Group was not aware of any firm offers by any person for (i) the merger or consolidation of Pivotal with another company, (ii) the sale or transfer of all or any substantial part of Pivotal’s assets or (iii) a purchase of Pivotal’s securities that would enable the holder to exercise control of Pivotal. The foregoing discussion of the information and factors considered and given weight by the Buyer Group in connection with the fairness of the merger is not intended to be exhaustive but includes all material factors considered by the Buyer Group. The Buyer Group did not find it practicable to, and did not, quantify or otherwise assign relative weights to the individual factors considered in reaching their conclusions as to the fairness of the merger. Rather, the fairness determinations were made after consideration of all of the foregoing factors as a whole. Sources and Amounts of Funds or other Consideration; Expenses VMware estimates that the aggregate amount of cash required to consummate the merger will consist of the approximately $1.7 billion required to pay the Class A merger consideration and to make all payments in respect of Pivotal options and Pivotal RSUs (each as defined under ‘‘—Interests of Pivotal’s Directors and Executive Officers in the Merger’’), plus all related fees and expenses. VMware anticipates that the funds needed by it to complete the merger will be derived from available cash, cash equivalents and short-term borrowings. Neither VMware nor merger sub have any specific alternative financing arrangements or alternative financing plans in connection with the merger. VMware will issue approximately 7.2 million shares of VMware Class B common stock to the holders of Class B common stock other than excluded Class B shares, as defined in ‘‘The Merger Agreement— Consideration to be Received in the Merger.’’ The estimated fees and expenses incurred or expected to be incurred by Pivotal, VMware and merger sub in connection with the merger are as follows: Item Amount (in millions) $30.0 9.7 0.5 0.3 0.1 Financial advisory fees and expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . Legal, accounting and other professional fees . . . . . . . . . . . . . . . . . . . . Filing fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Proxy solicitation, printing and mailing costs . . . . . . . . . . . . . . . . . . . . . Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $40.6 92 Insert Rider 92 as new paragraph

Riders to Proposed Markup

Rider 27A

The preliminary financial analysis included benchmarking of Pivotal’s valuation compared with other publicly traded software companies based on a variety of historical and forward-looking multiples such as revenue growth, earnings before interest and taxes (“EBIT”) and other financial measures based on current trading multiples and merger and acquisition transactions.

Rider 27B

Lazard’s discussion materials also included analyses of other corporate matters involving VMware that were unrelated to Pivotal.

Rider 29

In addition, Morgan Stanley summarized considerations that could be used by Pivotal in making a counter offer, which was provided to Ms. Lankton for assistance and advocacy in negotiations. The presentation did not provide financial analysis.

Rider 31

During this meeting, Morgan Stanley gave a presentation describing VMware’s offer for $14.25 in cash per share of Class A common stock and comparing such offer to Pivotal’s stock prices on various dates and over various periods, and the multiples to historical and projected revenues implied by such prices.

Rider 49A

, which Morgan Stanley considered, based on its professional judgment and experience, to represent the beginning of a new market cycle of mergers and acquisitions in the technology sector,

Rider 49B

, by selecting the subsets of ranges set forth in the table above from transactions of companies that exhibited growth and other characteristics that were consistent with the growth rates represented by the Street Case and each management case, respectively,

Rider 50

The premiums paid analysis was provided for the reference of the Pivotal Special Committee as information that the Committee might find relevant in considering the likely reaction of Pivotal stockholders to the merger. This analysis did not constitute a part of Morgan Stanley’s fairness analysis because the premiums paid analysis does not relate to the underlying value of the shares of Class A common stock.

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Riders to Proposed Markup

Rider 51A

The historical trading range analysis was provided for the reference of the Pivotal Special Committee as information that the Committee might find relevant in considering the likely reaction of Pivotal stockholders to the merger. This analysis did not constitute a part of Morgan Stanley’s fairness analysis because the historical trading range analysis does not relate to the underlying value of the shares of Class A common stock.

Rider 51B

The equity research analysts’ price target analysis was provided for the reference of the Pivotal Special Committee only as additional information. It was not as a component of Morgan Stanley’s fairness analysis because the equity research analysts’ price target analysis was prepared and published by equity research analysts, and Morgan Stanley did not explicitly estimate the value of the shares of Class A common stock based on the equity research analysts’ price target analysis.

Rider 51C

These assumptions are reflected in the financial projections of Pivotal prepared by Pivotal management and provided to Morgan Stanley, which assumptions are described under the heading “—Financial Projections,” and the financial projections of Pivotal prepared by Wall Street research analysts as part of the Street Case. In addition, Morgan Stanley’s analyses reflect assumptions regarding the fully diluted equity capitalization of Pivotal as set forth in the Morgan Stanley presentation dated August 22, 2019, which has been filed with the SEC as an exhibit to the Schedule 13E-3 of which this proxy statement forms a part, and the treatment of outstanding Pivotal equity awards in the merger, which is described under the heading “Summary Term Sheet—Treatment of Options, RSUs and the ESPP.”

Rider 74

The matters considered by Goldman Sachs in their financial analyses and reflected in each Goldman Sachs Presentation were necessarily based on various assumptions and information made available to Goldman Sachs as of the date of such Goldman Sachs Presentation and as set forth in the full text of such Goldman Sachs Presentation. These assumptions and information include the forecasts, Wall Street research analyst estimates for Pivotal and for VMware, which Goldman Sachs obtained from Thomson One, the fully diluted equity capitalization of Pivotal prepared by its management as approved for Goldman Sachs’s use by Dell, and the fully diluted equity capitalization of VMware prepared by its management as approved for Goldman Sachs’s use by Dell.

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Riders to Proposed Markup

Rider 92

As discussed above, the Buyer Group determined that the merger is procedurally and substantively fair to the unaffiliated security holders. In the course of reaching this determination, the Buyer Group considered that the consummation of the merger is conditioned, among other things, on the majority of the minority condition. The Buyer Group determined that the unaffiliated Pivotal directors and officers voting their shares of Class A common stock in support of the approval of the merger agreement would be included as part of the majority of the minority calculation. The Buyer Group believes that voting of the unaffiliated Pivotal directors and officers should be included in the majority of the minority vote because, following the merger, none of the unaffiliated Pivotal directors and officers will retain any equity interest in Pivotal and none of the unaffiliated Pivotal directors and officers will serve as a director or officer of Pivotal or VMware. As of October 15, 2019, the unaffiliated Pivotal directors and officers hold approximately 0.4% of the outstanding shares of Class A common stock. Accordingly, the Buyer Group believes that while the majority of the minority condition provides for the voting of shares held by such unaffiliated Pivotal directors and officers who are not unaffiliated security holders of Pivotal (as defined in Rule 13e-3 under the Exchange Act), the majority of the minority condition provides an important procedural safeguard for the approval of the merger.

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